UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: October 31, 2011

Makita Corporation

Consolidated Financial Results

for the six months

ended September 30, 2011

(U.S. GAAP Financial Information)

(English translation of “KESSAN TANSHIN”

originally issued in Japanese)

CONSOLIDATED FINANCIAL RESULTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2011 (Unaudited)

October 31, 2011

Makita Corporation

Stock code: 6586

URL: http://www.makita.co.jp/

Masahiko Goto, President, Representative Director & CEO

1. Summary operating results of the six months ended September 30, 2011 (From April 1, 2011 to September 30, 2011)

(1) CONSOLIDATED OPERATING RESULTS

	Yen (millions)
	For the six months ended September 30, 2010		For the six months ended September 30, 2011
		%		%
Net sales	133,807	12.7	153,036	14.4
Operating income	21,843	46.9	26,953	23.4
Income before income taxes	21,751	25.9	24,514	12.7
Net income attributable to Makita Corporation	15,122	42.4	17,104	13.1
Comprehensive income (loss)	(1,413)	—	(1,556)	—

	Yen
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders	109.77		124.16

Notes:

1.	Amounts of less than one million yen have been rounded.
2.

The table above shows the changes in the percentage ratio of net sales, operating income, income before income taxes, net income attributable to Makita Corporation, and comprehensive income (loss) against the corresponding period of the previous year.

(2) SELECTED CONSOLIDATED FINANCIAL POSITION

	Yen (millions)
	As of March 31, 2011	As of September 30, 2011
Total assets	372,507	359,691
Total equity	309,678	300,924
Total Makita Corporation shareholders’ equity	307,149	298,684
Total Makita Corporation shareholders’ equity ratio to total assets (%)	82.5%	83.0%

	Yen
Total Makita Corporation shareholders’ equity per share	2,229.63	2,168.28

2. Dividend Information
	Yen
	For the year ended March 31, 2011	For the year ending March 31, 2012
Cash dividend per share:
Interim	15.00	15.00
Year-end	51.00	(Note)
Total	66.00	(Note)

Notes:

1.	The forecast for cash dividend announced on April 28, 2011 has not been revised.
2.	The projected amount of dividends for the year ending March 31, 2012 has not been determined yet. For further details, refer to “Explanation regarding proper use of business forecasts, and other significant matters”.

1
English translation of “KESSAN TANSHIN” originally issued in Japanese

3. Consolidated Financial Performance Forecast for the year ending March 31, 2012 (From April 1, 2011 to March 31, 2012)

	Yen (millions)
	For the year ending March 31, 2012
		%
Net sales	285,000	4.5
Operating income	44,500	6.2
Income before income taxes	41,900	(1.9)
Net income attributable to Makita Corporation	29,100	(2.7)

	Yen
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders	211.25

Note:

The consolidated financial forecast for the year ending March 31, 2012 has been revised.

4. Other

(Refer to [Qualitative Information and Financial Statements] Section 4 “Other” on page 5.)

(1)	Changes in important subsidiaries during the period (Changes in specified subsidiaries accompanied by changes in scope of consolidation during the quarter): None

(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements: Yes

(3)	Changes in accounting principles: None

(4)	Number of shares outstanding (common stock)

1. Number of shares issued (including treasury stock):	As of September 30, 2011:	140,008,760
	As of March 31, 2011:	140,008,760
2. Number of treasury stock:	As of September 30, 2011:	2,257,392
	As of March 31, 2011:	2,251,061
3. Average number of shares outstanding:	For the six months ended September 30, 2011:	137,755,000
	For the six months ended September 30, 2010:	137,759,993

Information regarding quarterly review

This consolidated financial results report is not subject to a quarterly review stipulated under the Financial Instruments and Exchange Act. As of the release date of this document, the quarterly review under the Financial Instruments and Exchange Act has not been completed.

Explanation regarding proper use of business forecasts, and other significant matters

Regarding the assumptions for the forecasts and other matters, refer to [Qualitative Information and Financial Statements] Section 3 “Qualitative Information on Consolidated Financial Performance Forecast” on page 4. The financial forecasts given above are based on information as available at the present time, and include potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecasts provided above.

Makita’s basic policy on the distribution of profits is to maintain a consolidated dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income attributable to Makita Corporation after certain adjustments for such special circumstances.

The Board of Directors plans to meet in April 2012 for a report on earnings for the year ending March 31, 2012. At the time, in accordance with the basic policy regarding profit distribution mentioned above, the Board of Directors plans to propose a dividend equivalent to at least 30% of net income attributable to Makita Corporation. The Board of Directors will submit this proposal to the General Meeting of Shareholders scheduled for June 2012.

The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income attributable to Makita Corporation per share (after adjustments for special circumstances) and multiplied by 100.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

[Qualitative Information and Financial Statements]

1. Qualitative Information on Consolidated Operating Results

During the six months (the “period”) ended September 30, 2011, the aggravation of fiscal problems and financial instabilities in Europe brought a downturn in South European economies, gradually decelerating even German and U.K. economies which had until then shown a recovery trend. In the United States, individual consumption and capital investments have been slow, adding to such problems as the uncertain employment situation and sluggish housing market. In Asia and Central and South America, economy was in a favorable condition on the whole, while there were signs of economic slowdown caused by austerity measures taken in China and Brazil. In Japan, business outlook remains uncertain with the March 11 earthquake inflicting serious damage on economic activities.

Against the backdrop of this economic climate, demand for power tools showed a robust increase in emerging countries that enjoy continuous economic growth, while demand rose only moderately in such developed economies as Europe and the United States where power tool markets have already matured. Meanwhile, Japan experienced an increased demand resulting from post-quake restoration and reconstruction efforts.

Under these circumstances, in development side, Makita continuously expanded its product lines, including power tools, rechargeable tools and outdoor power equipment (OPE) through the development of smaller and lighter tools or tools with lower noise and vibration. In production side, we strengthened our quality control system to continuously produce high-quality brands, while expanding our overseas production especially at our plant in China. In sales side, we established our 48th overseas subsidiary in Slovenia to strengthen our sales and service structures in the Balkan states. Through these steps, we strove to maintain and improve our sales and after-sales services proximate to the customers, which had already been our forte.

Meanwhile, to further strengthen our development structure for outdoor power equipment (OPE), especially engine-loaded products, we established an OPE R&D Center on the premises of Makita’s Nisshin Office at Nisshin City in Aichi Prefecture in October this year. In view of the environmental preservation, engine-loaded products need technological improvements that reduce such products’ emissions, noise and energy consumption. To achieve these improvements, Makita strives to increase its development capacity and efficiency through the establishment of the OPE R&D Center equipped with facilities for practical tests.

Our consolidated net sales for this period increased by 14.4% to 153,036 million yen compared to the same period of the previous year. This was because of the rollout of attractive new products as well as the success in expanding sales by making the most of our sales and service structures that have always been our strong point, although our overseas sales decreased in value due to the appreciation of the yen against other currencies, combined with the sluggish housing market in such developed countries. In terms of incomes, our operating income increased by 23.4% from the previous year to 26,953 million yen (operating income ratio 17.6%) because of an increase in sales. Meanwhile, income before income taxes showed a modest increase of 12.7% from the previous year to 24,514 million yen (income before income taxes ratio 16.0%) and net income attributable to Makita Corporation increased only by 13.1% from the previous year to 17,104 million yen (net income attributable to Makita Corporation ratio 11.2%) because of exchange loss amounting to 2,465 million yen resulting from drastic exchange rate fluctuations and because of realized losses on securities amounting to 602 million yen resulting from a fall in stock prices.

Net sales by region are as follows:

Net sales in Japan increased by 13.9% to 25,263 million yen compared to the same period of the previous year because of an increased demand resulting from post-quake restoration and reconstruction efforts, in addition to strong sales of rechargeable tools such as impact drivers as well as compact hammer drills incorporating Makita’s proprietary low-vibration (AVT) mechanism.

Net sales in Europe increased by 13.3% to 64,604 million yen due to active demand in Russia, even though the increase of demand slowed down in such western European countries as Germany.

Net sales in North America increased by 7.3% to 19,822 million yen as strong demand continued for rechargeable power tools mounted with lithium-ion batteries, even though sales suffered a substantial decline in value due to the yen’s appreciation and a slowdown in the U.S. housing market.

Net sales in Asia increased by 24.1% to 14,136 million yen as strong demand continued in such Southeast Asian countries as Thailand and Indonesia.

3
English translation of “KESSAN TANSHIN” originally issued in Japanese

Net sales in the Middle East and Africa decreased by 3.0% to 7,007 million yen as economic activities stagnated due to the political instabilities in some parts of these regions. Meanwhile, net sales in Central and South America increased by 31.1% to 12,618 million yen and net sales in Oceania increased by 21.5% to 9,586 million yen. These last two regions have shown a substantial increase in sales because their economies have been in good condition.

2. Qualitative Information on Consolidated Financial Position

Total assets as of September 30, 2011 decreased by 12,816 million yen to 359,691 million yen compared to the balance as of March 31, 2011. The main reason is a decrease in value of the assets held by Makita’s overseas subsidiaries due to the yen’s appreciation and a decrease in “Cash and cash equivalents”, “Time deposits”, and “Short-term investments” that resulted from payment of dividends and other expenditures, even though “Inventories” increased thanks to production increase.

Total liabilities as of September 30, 2011 decreased by 4,062 million yen to 58,767 million yen compared to the balance as of March 31, 2011. This decrease was mainly due to the decrease in “Trade notes and accounts payable”.

Total equity as of September 30, 2011 decreased by 8,754 million yen to 300,924 million yen compared to the balance as of March 31, 2011. This decrease was mainly attributable to the increase in “Accumulated other comprehensive loss” due to a change in foreign currency translation adjustment because of the stronger yen against other currencies compared with that as of March 31, 2011.

3. Qualitative Information on Consolidated Financial Performance Forecast

While demand for power tools is expected to remain robust, the yen’s value against major currencies is predicted to trend higher than the Company’s projections released on April 28, 2011. In view of these circumstances, we revised our previous performance forecasts as follows:

Revised Forecasts for consolidated performance during the fiscal 2012 (From April 1, 2011 to March 31, 2012)

	Yen (millions)							Yen
	Net sales	Operating income		Income before income taxes		Net income attributable to Makita Corporation		Earning per share (Basic) Net income attributable to Makita Corporation common shareholders
Outlook announced previously (A)	285,000	45,000		45,800		31,900		231.57
Revised forecasts (B)	285,000	44,500		41,900		29,100		211.25
Changes (B-A)	—	(500)		(3,900)		(2,800)		—
Percentage revision	—	(1.1%	)	(8.5%	)	(8.8%	)	—

Actual results for the previous year ended March 31, 2011	272,630	41,909		42,730		29,905		217.08

The above forecasts are based on the assumption of exchange rates of 77 yen to the U.S. dollar and 102 yen to the euro for the six months period ending March 31, 2012.

The above forecasts are based on the assumption of exchange rates of 78 yen to the U.S. dollar and 108 yen to the euro for the year ending March 31, 2012.

(Reference) Our previous exchange rates that we announced on April 28, 2011 were 83 yen to the U.S. dollar and 118 yen to the euro.

The above forecasts are based on information as available at the present time, and include potential risks and uncertainties. As a consequence of the factors above and other, actual results may vary from the forecasts provided above.

4
English translation of “KESSAN TANSHIN” originally issued in Japanese

4. Other

(1)	Changes in important subsidiaries during the period (Changes in specified subsidiaries accompanied by changes in scope of consolidation during the quarter): None

(2)	Adoption of simplified accounting methods and accounting methods that are specific to the preparation of quarterly consolidated financial statements:

With regard to the income tax expenses, the Company computes interim income tax expense by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes for the reporting period.

(3)	Changes in accounting principles: None

5
English translation of “KESSAN TANSHIN” originally issued in Japanese

5. Consolidated Financial Statements (Unaudited)

(1) Consolidated Balance Sheets

	Yen (millions)
	As of March 31, 2011		As of September 30, 2011

	Composition ratio		Composition ratio
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	51,833		48,644
Time deposits	15,719		6,872
Short-term investments	33,555		29,701
Trade receivables-
Notes	1,914		1,609
Accounts	46,785		45,894
Less- Allowance for doubtful receivables	(935)		(829)
Inventories	110,595		114,622
Deferred income taxes	6,039		6,045
Prepaid expenses and other current assets	9,990		9,908

Total current assets	275,495	74.0%	262,466	73.0%

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	20,065		19,748
Buildings and improvements	72,201		70,710
Machinery and equipment	73,195		72,056
Construction in progress	1,369		2,963

	166,830		165,477
Less- Accumulated depreciation	(94,792)		(94,039)

Total net property, plant and equipment	72,038	19.3%	71,438	19.9%

INVESTMENTS AND OTHER ASSETS:
Investments	17,069		17,185
Goodwill	721		721
Other intangible assets, net	4,595		4,529
Deferred income taxes	1,403		1,689
Other assets	1,186		1,663

Total investments and other assets	24,974	6.7%	25,787	7.1%

Total assets	372,507	100.0%	359,691	100.0%

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English translation of “KESSAN TANSHIN” originally issued in Japanese

	Yen (millions)
	As of March 31, 2011		As of September 30, 2011

	Composition ratio		Composition ratio
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	868		2,558
Trade notes and accounts payable	25,691		20,890
Other payables	4,386		5,831
Accrued expenses	6,125		5,613
Accrued payroll	7,543		7,472
Income taxes payable	4,317		4,643
Deferred income taxes	112		129
Other current liabilities	7,183		5,511

Total current liabilities	56,225	15.1%	52,647	14.6%

LONG-TERM LIABILITIES:
Long-term indebtedness	19		15
Accrued retirement and termination benefits	3,128		2,819
Deferred income taxes	746		710
Other liabilities	2,711		2,576

Total long-term liabilities	6,604	1.8%	6,120	1.7%

Total liabilities	62,829	16.9%	58,767	16.3%

EQUITY
MAKITA CORPORATION SHAREHOLDERS’
EQUITY:
Common stock	23,805		23,805
Additional paid-in capital	45,420		45,421
Legal reserve	5,669		5,669
Retained earnings	293,532		303,611
Accumulated other comprehensive income (loss)	(54,824)		(73,345)
Treasury stock, at cost	(6,453)		(6,477)

Total Makita Corporation shareholders’ equity	307,149	82.5%	298,684	83.0%

NONCONTROLLING INTEREST	2,529	0.6%	2,240	0.7%

Total equity	309,678	83.1%	300,924	83.7%

Total liabilities and equity	372,507	100.0%	359,691	100.0%

	As of March 31, 2011	As of September 30, 2011
Total number of shares authorized	496,000,000	496,000,000
Number of shares issued	140,008,760	140,008,760
Number of shares issued (excluding treasury stock)	137,757,699	137,751,368
Number of treasury stock	2,251,061	2,257,392

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English translation of “KESSAN TANSHIN” originally issued in Japanese

(2) Consolidated Statements of Income

	Yen (millions)
	For the six months ended September 30, 2010		For the six months ended September 30, 2011

	Composition ratio		Composition ratio
NET SALES	133,807	100.0%	153,036	100.0%
Cost of sales	81,270	60.7%	92,701	60.6%

GROSS PROFIT	52,537	39.3%	60,335	39.4%
Selling, general, administrative and other, net	30,694	23.0%	33,382	21.8%

OPERATING INCOME	21,843	16.3%	26,953	17.6%

OTHER INCOME (EXPENSES):
Interest and dividend income	633		723
Interest expense	(18)		(95)
Exchange gains (losses) on foreign currency transactions, net	(811)		(2,465)
Realized gains (losses) on securities, net	104		(602)

Total	(92)	(0.0)%	(2,439)	(1.6)%

INCOME BEFORE INCOME TAXES	21,751	16.3%	24,514	16.0%

PROVISION FOR INCOME TAXES:
Current	5,452		7,459
Deferred	981		(189)

Total	6,433	4.9%	7,270	4.7%

NET INCOME	15,318	11.4%	17,244	11.3%
Less: Net income attributable to the noncontrolling interest	(196)	(0.1)%	(140)	(0.1)%

NET INCOME ATTRIBUTABLE TO MAKITA CORPORATION	15,122	11.3%	17,104	11.2%

8
English translation of “KESSAN TANSHIN” originally issued in Japanese

(3) Consolidated Statements of Changes in Equity & Comprehensive Income (Loss)

Yen (millions)
For the six months ended September 30, 2010
	Makita Corporation shareholders’ equity						Non- controlling interest	Total	Comprehensive income (Loss)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock			Net income attributable to Makita Corporation	Net income attributable to the non-controlling interest	Total
Beginning balance	23,805	45,420	5,669	270,790	(42,032)	(6,445)	2,466	299,673
Purchases and disposal of treasury stock, net						(2)		(2)
Cash dividends				(5,097)			(136)	(5,233)
Comprehensive income (loss)
Net income				15,122			196	15,318	15,122	196	15,318
Foreign currency translation adjustment					(14,810)		(220)	(15,030)	(14,810)	(220)	(15,030)
Unrealized holding gains (losses) on available-for- sale securities					(1,734)			(1,734)	(1,734)		(1,734)
Pension liability adjustment					33			33	33		33
Total comprehensive income (loss)									(1,389)	(24)	(1,413)
Ending balance	23,805	45,420	5,669	280,815	(58,543)	(6,447)	2,306	293,025

Yen (millions)
For the six months ended September 30, 2011
	Makita Corporation shareholders’ equity						Non- controlling interest	Total	Comprehensive income (Loss)
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock			Net income attributable to Makita Corporation	Net income attributable to the non-controlling interest	Total
Beginning balance	23,805	45,420	5,669	293,532	(54,824)	(6,453)	2,529	309,678
Purchases and disposal of treasury stock, net		1				(24)		(23)
Cash dividends				(7,025)			(150)	(7,175)
Comprehensive income (loss)
Net income				17,104			140	17,244	17,104	140	17,244
Foreign currency translation adjustment					(17,914)		(279)	(18,193)	(17,914)	(279)	(18,193)
Unrealized holding gains (losses) on available-for- sale securities					(678)			(678)	(678)		(678)
Pension liability adjustment					71			71	71		71
Total comprehensive income (loss)									(1,417)	(139)	(1,556)
Ending balance	23,805	45,421	5,669	303,611	(73,345)	(6,477)	2,240	300,924

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English translation of “KESSAN TANSHIN” originally issued in Japanese

(4) Condensed Consolidated Statements of Cash Flows

	Yen (millions)
	For the six months ended September 30, 2010	For the six months ended September 30, 2011
Net cash provided by (used in) operating activities	14,285	(1,692)
Net cash provided by (used in) investing activities	(10,186)	4,473
Net cash used in financing activities	(5,338)	(5,131)
Effect of exchange rate changes on cash and cash equivalents	(3,385)	(839)

Net change in cash and cash equivalents	(4,624)	(3,189)
Cash and cash equivalents, beginning of period	62,290	51,833

Cash and cash equivalents, end of period	57,666	48,644

(5) Notes on the assumptions for a going concern: None

(6) Condensed Operating Segment Information

	Yen (millions)
	For the six months ended September 30, 2010
	Japan	Europe	North America	Asia	Other	Total	Corporate and elimi- nations	Consoli- dated
Sales:
(1) External customers	30,340	56,830	18,542	5,978	22,117	133,807	—	133,807
(2) Inter-segment	22,583	1,385	1,388	46,377	48	71,781	(71,781)	—

Total	52,923	58,215	19,930	52,355	22,165	205,588	(71,781)	133,807

Operating expenses	49,369	50,716	18,908	45,597	18,966	183,556	(71,592)	111,964
Operating income	3,554	7,499	1,022	6,758	3,199	22,032	(189)	21,843

	Yen (millions)
	For the six months ended September 30, 2011
	Japan	Europe	North America	Asia	Other	Total	Corporate and elimi- nations	Consoli- dated
Sales:
(1) External customers	35,001	64,618	20,129	6,942	26,346	153,036	—	153,036
(2) Inter-segment	28,291	1,620	1,842	59,093	279	91,125	(91,125)	—

Total	63,292	66,238	21,971	66,035	26,625	244,161	(91,125)	153,036

Operating expenses	54,594	58,199	20,595	59,678	22,256	215,322	(89,239)	126,083
Operating income	8,698	8,039	1,376	6,357	4,369	28,839	(1,886)	26,953

(7) Note in case there is any significant change in the shareholders’ equity: None

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English translation of “KESSAN TANSHIN” originally issued in Japanese

SUPPORT DOCUMENTATION (CONSOLIDATED)

1. Consolidated Financial Results and Forecast

	Yen (millions)
	For the six months ended September 30, 2009		For the six months ended September 30, 2010		For the six months ended September 30, 2011
		(%)		(%)		(%)
Net sales	118,681	(32.4)	133,807	12.7	153,036	14.4
Domestic	20,831	(14.6)	22,182	6.5	25,263	13.9
Overseas	97,850	(35.3)	111,625	14.1	127,773	14.5
Operating income	14,866	(58.8)	21,843	46.9	26,953	23.4
Income before income taxes	17,271	(50.2)	21,751	25.9	24,514	12.7
Net income attributable to Makita Corporation	10,622	(57.3)	15,122	42.4	17,104	13.1
Earning per share (Basic)
Net income attributable to
Makita Corporation common shareholders (Yen)	77.10		109.77		124.16
Cash dividend per share (Yen)	15.00		15.00		15.00
Dividend payout ratio (%)	19.5		13.7		12.1
Number of Employees	10,131		11,368		12,177

	Yen (millions)
	For the year ended March 31, 2011		For the year ending March 31, 2012 (Forecast)
		(%)		(%)
Net sales	272,630	10.9	285,000	4.5
Domestic	46,065	7.9	49,500	7.5
Overseas	226,565	11.5	235,500	3.9
Operating income	41,909	37.9	44,500	6.2
Income before income taxes	42,730	27.5	41,900	(1.9)
Net income attributable to Makita Corporation	29,905	34.4	29,100	(2.7)
Earning per share (Basic)
Net income attributable to Makita Corporation common shareholders (Yen)	217.08		211.25
Cash dividend per share (Yen)	66.00		—
Dividend payout ratio (%)	30.4		—
Number of Employees	12,054		—

Note:

1.

The table above shows the changes in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income attributable to Makita Corporation against the corresponding period of the previous year.

2.	Please refer to “Qualitative Information on Consolidated Financial Performance Forecast” on page 4.

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English translation of “KESSAN TANSHIN” originally issued in Japanese

2. Consolidated Net Sales by Geographic Area

	Yen (millions)
	For the six months ended September 30, 2009		For the six months ended September 30, 2010		For the six months ended September 30, 2011
		(%)		(%)		(%)
Japan	20,831	(14.6)	22,182	6.5	25,263	13.9
Europe	51,652	(37.9)	57,028	10.4	64,604	13.3
North America	17,789	(31.1)	18,472	3.8	19,822	7.3
Asia	8,620	(34.5)	11,388	32.1	14,136	24.1
Other regions	19,789	(31.9)	24,737	25.0	29,211	18.1
Central and South America	7,398	(30.1)	9,622	30.1	12,618	31.1
Oceania	6,533	(23.2)	7,888	20.7	9,586	21.5
The Middle East and Africa	5,858	(41.2)	7,227	23.4	7,007	(3.0)
Total	118,681	(32.4)	133,807	12.7	153,036	14.4

Note:	The table above sets forth Makita’s consolidated net sales by geographic area based on the customer’s location for the periods presented. Accordingly, it differs from operating segment information on page 10. The table above shows the changes in the percentage ratio of net sales compared to the corresponding period of the previous year.

3. Exchange Rates

	Yen
	For the six months ended September 30, 2009	For the six months ended September 30, 2010	For the six months ended September 30, 2011	For the six months ending March 31, 2012 (Forecast)	For the year ending March 31, 2012 (Forecast)
Yen/U.S. Dollar	95.53	88.89	79.74	77	78
Yen/Euro	133.21	113.80	113.72	102	108

4. Production Ratio (unit basis)

	For the six months ended September 30, 2009	For the six months ended September 30, 2010	For the six months ended September 30, 2011
	Composition ratio	Composition ratio	Composition ratio
Domestic	18.4%	15.3%	12.6%
Overseas	81.6%	84.7%	87.4%

5. Consolidated Capital Expenditures, Depreciation and Amortization, and R&D cost

	Yen (millions)
	For the six months ended September 30, 2009	For the six months ended September 30, 2010	For the six months ended September 30, 2011	For the year ending March 31, 2012 (Forecast)
Capital expenditures	6,702	4,855	5,820	17,000
Depreciation and amortization	4,071	3,636	3,474	8,000
R&D cost	3,324	3,549	3,978	8,500

12
English translation of “KESSAN TANSHIN” originally issued in Japanese